CUSIP No. 942749 10 2                 13G                         Page 1 of 16
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2
                               (Amendment No. 22)*


                         WATTS WATER TECHNOLOGIES, INC.
                         ------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.10 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   942749 10 2
                                 --------------
                                 (CUSIP Number)

                                December 31, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |_| Rule 13d-1(c)
      |X|  Rule 13d-1(d)

--------------------------------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 942749 10 2                 13G                         Page 2 of 16
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--------------------------------------------------------------------------------
1.    Name of Reporting Person
      I.R.S. Identification No. of Above Persons (Entities Only)

      Timothy P. Horne
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (a) |X|
                                                       (b) |_|

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
              5.    Sole Voting Power
Number of           7,231,310
  Shares      ------------------------------------------------------------------
Beneficially  6.    Shared Voting Power
Owned by            None
    Each      ------------------------------------------------------------------
Reporting     7.    Sole Dispositive Power
   Person           2,253,740
    With      ------------------------------------------------------------------
              8.    Shared Dispositive Power
                    3,333,940
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      7,231,310
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row 9

      19.1%
--------------------------------------------------------------------------------
12.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                 13G                         Page 3 of 16
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--------------------------------------------------------------------------------
1.    Name of Reporting Person
      I.R.S. Identification No. of Above Persons (Entities Only)

      Daniel W. Horne
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (a) |X|
                                                       (b) |_|

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
              5.    Sole Voting Power
Number of           None
  Shares      ------------------------------------------------------------------
Beneficially  6.    Shared Voting Power
Owned by            None
    Each      ------------------------------------------------------------------
Reporting     7.    Sole Dispositive Power
   Person           None
    With      ------------------------------------------------------------------
              8.    Shared Dispositive Power
                    1,666,970
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,666,970
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row 9

      5.2%
--------------------------------------------------------------------------------
12.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                 13G                         Page 4 of 16
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--------------------------------------------------------------------------------
1.    Name of Reporting Person
      I.R.S. Identification No. of Above Persons (Entities Only)

      Deborah Horne
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (a) |X|
                                                       (b) |_|

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
              5.    Sole Voting Power
Number of           None
  Shares      ------------------------------------------------------------------
Beneficially  6.    Shared Voting Power
Owned by            None
    Each      ------------------------------------------------------------------
Reporting     7.    Sole Dispositive Power
   Person           None
    With      ------------------------------------------------------------------
              8.    Shared Dispositive Power
                    1,666,970
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,666,970
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row 9

      5.2%
--------------------------------------------------------------------------------
12.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 942749 10 2                 13G                         Page 5 of 16
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                            STATEMENT ON SCHEDULE 13G

Item 1(a).  Name of Issuer.*

               Watts Water Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

               815 Chestnut Street
               North Andover, MA  01845

Item 2(a).  Names of Persons Filing.

               Timothy P. Horne
               Daniel W. Horne
               Deborah Horne

Item 2(b).  Address of Principal Business Office or, if None, Residence.

               c/o Watts Water Technologies, Inc.
               815 Chestnut Street
               North Andover, MA  01845

Item 2(c).  Citizenship.

               United States

Item 2(d).  Title of Class of Securities.

               Class A Common Stock, par value $.10 per share


----------
* Unless otherwise indicated, information contained in an Item pertains to all members of the group making this filing.

CUSIP No. 942749 10 2                 13G                         Page 6 of 16
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Item 2(e).  CUSIP Number.
            ------------

               942749 10 2

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Exchange Act.

(b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Exchange
            Act.

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act.

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   |_|   An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   |_|   A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act;

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


      Not Applicable.

CUSIP No. 942749 10 2                 13G                         Page 7 of 16
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Item 4.  Ownership.

      Timothy P. Horne

      (a)   Amount Beneficially Owned:

            Timothy P. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 7,231,310 shares of Class A Common Stock of the Issuer. As noted below, a substantial portion of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share-for-share basis.

            Includes (i) 2,204,390 shares of Class B Common Stock and 3,456 shares of Class A Common Stock held by Mr. Horne, (ii) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Daniel W. Horne, Mr. Horne's brother, for which Mr. Horne serves as sole trustee, (iii) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Deborah Horne, Mr. Horne's sister, for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 1,495,010 shares of Class B Common Stock held by a revocable trust for the benefit of Peter W. Horne, Mr. Horne's brother, for which Peter W. Horne serves as sole trustee, (v) 22,600 and 20,200 shares of Class B Common Stock held for the benefit of Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne serves as trustee, (vi) 147,740 shares of Class B Common Stock held by a revocable trust for the benefit of Tiffany Rae Horne, for which Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP, serves as trustee, (vii) 3,094 shares of Class A Common Stock issuable upon the exercise of stock options within 60 days after December 31, 2007, and (viii) 880 shares of Class A Common Stock issued to Mr. Horne as a restricted stock award under the Watts Water Technologies, Inc. 2004 Stock Incentive Plan, which remain subject to certain restrictions on the transfer and disposition of such shares. All of the shares of Class B Common Stock noted in clauses (i) through (vi) (7,223,880 shares of Class B Common Stock in the aggregate) are subject to The Amended and Restated George B. Horne Voting Trust Agreement - 1997 ("1997 Voting Trust") for which Mr. Horne serves as trustee. (See Exhibit 2 for a description of the 1997 Voting Trust).

CUSIP No. 942749 10 2                 13G                         Page 8 of 16
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      (b)   Percent of Class:

            19.1% equity percentage
            69.7% voting percentage

            The equity percentage was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all matters, equity percentage is not equivalent to voting percentage.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote
                  7,231,310
                  ---------

            (ii)  shared power to vote or to direct the vote
                  None
                  ----

            (iii) sole power to dispose or to direct the disposition of
                  2,253,740
                  ---------

            (iv)  shared power to dispose or to direct the disposition of
                  3,333,940
                  ---------

CUSIP No. 942749 10 2                 13G                         Page 9 of 16
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Item 4.  Ownership.

      Daniel W. Horne

      (a)   Amount Beneficially Owned:

            Daniel W. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer. As noted below, all of Mr. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

            Mr. Horne's beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            5.2% equity percentage
            0.0% voting percentage

      (c)   Number of shares to which such person has:

            (i)   sole power to vote or to direct the vote
                  None
                  ----

            (ii)  shared power to vote or to direct the vote
                  None
                  ----

            (iii) sole power to dispose or to direct the disposition of
                  None
                  ----

            (iv)  shared power to dispose or to direct the disposition of
                  1,666,970
                  ---------

CUSIP No. 942749 10 2                 13G                        Page 10 of 16
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Item 4.  Ownership.

      Deborah Horne

      (a)   Amount Beneficially Owned:

            Deborah Horne (for purposes of this particular Item 4, "Ms. Horne") is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer. As noted below, all of Ms. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share-for-share basis.

            Ms. Horne's beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            5.2% equity percentage
            0.0% voting percentage

      (c)   Number of shares to which such person has:

            (i)   sole power to vote or to direct the vote
                  None
                  ----

            (ii)  shared power to vote or to direct the vote
                  None
                  ----

            (iii) sole power to dispose or to direct the disposition of
                  None
                  ----

            (iv)  shared power to dispose or to direct the disposition of
                  1,666,970
                  ---------

CUSIP No. 942749 10 2                 13G                        Page 11 of 16
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Item 5.  Ownership of Five Percent or Less of a Class.

      Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Timothy P. Horne

         Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,666,970 shares of Class B Common Stock held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

         Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,666,970 shares of Class B Common Stock held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

         Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,495,010 shares of Class B Common Stock held for the benefit of Peter W. Horne under a revocable trust for which Peter W. Horne serves as sole trustee and which shares are subject to the 1997 Voting Trust.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Daniel W. Horne

         Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,666,970 shares of Class B Common Stock held in such trust.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Deborah Horne

         Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,666,970 shares of Class B Common Stock held in such trust. The trustee's consent is required to revoke such trust.

CUSIP No. 942749 10 2                 13G                        Page 12 of 16
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Item 7.  Identification and Classification of the Subsidiary which Acquired the
         Security Being Reported on by the Parent Holding Company or Control Person.

      Not Applicable

Item 8.  Identification and Classification of members of the Group.

         A group has filed this Schedule 13G pursuant to Rule 13d-1(c). The members of the group are:

         Timothy P. Horne
         Daniel W. Horne
         Deborah Horne

Item 9.  Notice of Dissolution of Group.

      Not Applicable

Item 10.  Certification.

      Not Applicable

CUSIP No. 942749 10 2                 13G                        Page 13 of 16
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2008





/s/ Timothy P. Horne
-----------------------------------------
TIMOTHY P. HORNE


/s/ Timothy P. Horne   *
-----------------------------------------
DANIEL W. HORNE


/s/ Timothy P. Horne *
-----------------------------------------
DEBORAH HORNE


* By Timothy P. Horne, Attorney in Fact pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.

CUSIP No. 942749 10 2                 13G                        Page 14 of 16
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                                INDEX OF EXHIBITS


1.    Amended and Restated Stock Restriction Agreement

2.    The Amended and Restated George B. Horne Voting Trust Agreement - 1997

CUSIP No. 942749 10 2                 13G                        Page 15 of 16
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                                    EXHIBIT 1


      All Class B Common Stock shares beneficially owned by Timothy P. Horne are held individually by or in trust for the benefit of Timothy P. Horne, Daniel W. Horne, Deborah Horne, Tara V. Horne, Tiffany R. Horne and Peter W. Horne, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

      The purchase price per share is the 15-day average trading price of the Issuer's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

      This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to Exhibit
10.21 to the Issuer's Annual Report on Form 10-K dated September 16, 1997.

CUSIP No. 942749 10 2                 13G                        Page 16 of 16
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                                    EXHIBIT 2

      The 2,204,390 shares of Class B Common Stock held by Timothy P. Horne, individually, 1,666,970 shares of Class B Common Stock held by a trust for the benefit of Daniel W. Horne, 1,666,970 shares of Class B Common Stock held by a trust for the benefit of Deborah Horne, 1,495,010 shares of Class B Common Stock held by a trust for the benefit of Peter W. Horne, 22,600 and 20,200 shares of Class B Common Stock held for the benefit of Tiffany Rae Horne and Tara V. Horne, respectively, under irrevocable trusts for which Mr. Horne serves as trustee, and 147,740 shares of Class B Common Stock held by a trust for the benefit of Tiffany Rae Horne (7,223,880 shares of Class B Common Stock in the aggregate) are subject to the terms of The George B. Horne Voting Trust Agreement-1997 (the "1997 Voting Trust"). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust.

      Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then Daniel J. Murphy, III, a director of the Issuer, and Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP (each, a "Successor Trustee" and collectively, the "Successor Trustees"), shall thereupon become co-trustees of the 1997 Voting Trust if such individuals are willing and able to succeed. At any time, Timothy
P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the "Primary Designee") and the other as the secondary designee ("Secondary Designee"), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust. Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become a trustee. If any of the Successor Trustees is unable or unwilling or shall otherwise fail to serve as a trustee of the 1997 Voting Trust, or after becoming a co-trustee shall cease to serve as such for any reason, then a third person shall become a co-trustee with the remaining two trustees, in accordance with the following line of succession: first, any individual designated as the Primary Designee, next, any individual designated as the Secondary Designee, and then, an individual appointed by the holders of a majority in interest of the voting trust certificates then outstanding. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative. No trustee or Successor Trustee shall possess the Determination Power unless it is specifically conferred upon such trustee pursuant to the provisions of the 1997 Voting Trust.

      The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or not such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.

      This summary is qualified in its entirety by reference to the 1997 Voting Trust which is incorporated herein by reference to Exhibit 9.2 of the Issuer's Annual Report on Form 10-K dated September 28, 1999 filed with the Securities and Exchange Commission.